MBI Financial, Inc.
1845 Woodall Rodgers, No. 1225
Dallas, Texas 75201
Tele. 214.468.0000    Fax 214.468.0001
April 7, 2006
Ms. Melissa Duru
U.S. Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 7010
Washington, D.C. 20549
     Re: Local Telecom Systems, Inc. (the “Company”) Schedule 14c response to comments
Dear Ms. Duru:
     I am acting for the Company in connection with its Preliminary Schedule 14C Information Statement filed December 16, 2005 (the “Preliminary 14C”). I am writing to summarize and confirm the Securities and Exchange Commission’s comments to the Company’s, which you provided to Mr. Bainbridge DeWeese during your telephone conference of January 9, 2006.

Comment 1.	Please revise the Preliminary 14C to include disclosure of any changes in management, including the board of directors and executive officers, associated with the recent change in the Company’s principal business. Response: We do not have any changes to date.

Comment 2.	Please revise to include financial information with respect to the recently acquired business. Response: We have included this request into Schedule 14c and please see redline version of Schedule 14c as attached.

Comment 3.	Please revise to flesh out the disclosure regarding the Company’s recent change in its principal business, including a description of what the Company was historically and what it is now. Response: We have included this request into Schedule 14c and please see redline version of Schedule 14c as attached.

Comment 4.	Please revise to flesh out the disclosure regarding the changes to the Company’s articles of incorporation other than the changes to effect the name change and the reverse stock split, if any of such other changes will have a material impact on the Company’s stockholders. Please see attached documents showing redlined version of changes in Company’s articles of incorporation.

Page 2, MBI’s Response to SEC comments
Please note, MBI will not use the SEC’s comment process as a defense in any securities related litigation against them by the SEC or other parties. It further acknowledges that the previous statement should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter by the SEC involving MBI.
Please call me at 210.275.7042 with any comments or questions regarding this letter, or if any of the foregoing does not accurately reflect the Securities and Exchange Commission’s comments, or omits any additional comments, to the Preliminary 14C.
Best regards,
Gary S. Gill, Partner
Tatum Group